EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
SEPTEMBER 2, 2004

LJ INTERNATIONAL ENTERS INTO AGREEMENT TO SELL COMMON
SHARES AND WARRANTS

HONG KONG and LOS ANGELES, CA, September 2, 2004 — LJ International, Inc. (LJI) (Nasdaq: JADE) today announced that it entered into an agreement to sell approximately $3.55 million in common shares and 5-year warrants in a private sale to several institutional investors. Completion and closing of the sale is subject to satisfaction of certain closing conditions as provided in the transaction documents.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of the securities in any jurisdiction in which such offering would be unlawful.

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the NASDAQ National Market under the symbol JADE.

For more information on LJI, go to its Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

# # #